VIA EDGAR SUBMISSION

April 13, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brittany Ebbertt

Kathleen Collins

Edwin Kim

Jan Woo

Re: Madison Air Solutions Corporation

Registration Statement on Form S-1

Registration File No. 333-294156

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Madison Air Solutions Corporation (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on April 15, 2026, or as soon thereafter as is practicable.

Please contact Robert Goedert, P.C. at (312) 862-7317 or, in his absence, A.J. Million at (312) 862-3393, both of Kirkland & Ellis LLP, the Company’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

MADISON AIR SOLUTIONS CORPORATION

By:	/s/ Jill Wyant
Name: Jill Wyant
Title: President and Chief Executive Officer

Cc: Jill Wyant, President and Chief Executive Officer, Madison Air Solutions Corporation

John Lavorato, General Counsel, Madison Air Solutions Corporation

Robert M. Hayward, P.C., Kirkland & Ellis LLP

Robert E. Goedert, P.C., Kirkland & Ellis LLP

A.J. Million, Kirkland & Ellis LLP

John L. Savva, Sullivan & Cromwell LLP

Catherine M. Clarkin, Sullivan & Cromwell LLP